July 19, 2022

U.S. Securities and Exchange

Division of Corporation Finance

100 F Street, NE

Washington, D.C., 20549

Attention: Patrick Fullem and Jay Ingram

Re:	AmpliTech Group, Inc.
Post-Effective Amendment to Form S-1
Filed June 30, 2022
File No. 333-251260

Dear Mr. Fullem and Mr. Ingram,

This letter is in response to the letter dated July 18, 2022, from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to AmpliTech Group, Inc. (the “Company”). For your convenience, the Staff’s comment contained in the Comment Letter has been restated.

Post-Effective Amendment to Form S-1 filed June 30, 2022

General

1.

This post-effective amendment was filed to update the financial information in your Form S-1, which last contained audited financial statements for the fiscal year ended December 31, 2019. Under Section 10(a)(3) of the Securities Act, "when a prospectus is used more than nine months after the effective date of the registration statement, the [audited financial] information contained therein shall be as of a date not more than sixteen months prior to such use." Please tell us whether you engaged in the offer or sale of your securities, including the issuance of securities pursuant to the exercise of your warrants, using the prospectus during which time the audited financial statements in the prospectus were not current.

Response: The Company did not engage in the offer or sale of securities, including the issuance of securities pursuant to the exercise of our warrants, using the prospectus during which time the audited financial statements in the prospectus were not current.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel Avital Perlman of Sichenzia Ross Ference LLP at (212) 930-9700.

Sincerely,

/s/ Fawad Maqbool
Fawad Maqbool

cc: Avital Perlman, Esq.